SNIPP INTERACTIVE INC.

SNIPP SIGNS TWO YEAR MASTER SERVICES AGREEMENT WITH LEADING

COLOMBIAN LOYALTY MARKETING COMPANY, EXPANDS PRESENCE IN

SOUTH AMERICA

January 19, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce it has signed a two-year Master Services Agreement (MSA) with Quantum Colombia SAS, a leading mobile loyalty and engagement company based in Colombia. The contract will focus on using all of Snipp’s engagement solutions, including its proprietary SnippCheck receipt processing platform, to validate and reward customers for their purchase activities in the Colombian market.

“This agreement is a validation of our global expansion strategy of selecting and working with key partners in select markets, who have local expertise and on-the-ground relationships to help sell through our solutions to their clients,” commented David Hargreaves, Chief Client Officer at Snipp. “We already have partners in Brazil and Mexico in this part of the world, and are delighted to add Colombia to our growing list. This collaboration will help advance our progress in establishing SnippCheck as the industry’s de facto receipt processing technology.”

Quantum Colombia SAS (http://www.quantumrewards.co) is one of the most innovative companies in the promotional incentives and loyalty marketing industry, having introduced state-of-the-art reward redemption programs from coupons and certificates to print@home movie tickets and virtual gift cards. The company has helped many of the world’s largest brands, such as Procter & Gamble, HSBC and Kellogg’s, incentivize their customers through the delivery of thousands of rewards and prizes.

“It's with great pleasure that we announce this partnership to tackle the Colombian market”, said Quantum Colombia SAS Founder & CEO, Jorge Enrique Vélez, “Snipp’s leading marketing technologies will be invaluable to helping our clients better understand and engage with their local customers. We look forward to working together to promote innovative and creative solutions that advance the industry in Colombia and beyond.”

The MSA will begin with the launch of a short-term promotion whereby consumers who make a purchase of at least two specific products in a single transaction during the promotion dates will be able to upload pictures of their receipts via a Snipp widget on the client’s site. SnippCheck will validate the submissions and provide redemption links to qualifying consumers.

Colombia has been steadily solidifying its status as a rising digital star in Latin America, having the third-highest internet user penetration in the region in 2015. Colombia is expected to become the third-largest regional digital market in absolute terms by 2018, and has already joined the top three smartphone markets in Latin America.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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